Exhibit 3.1

VIRTUALSCOPICS, INC.

CERTIFICATE OF AMENDMENT TO
CERTIFICATE OF DESIGNATION OF RIGHTS AND PREFERENCES OF THE
SERIES B PREFERRED STOCK OF VIRTUALSCOPICS, INC.

Pursuant to Section 242 of the
General Corporation Law of the State of Delaware

VirtualScopics, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

1. That the Certificate of Designation of Rights and Preferences of the Series B Preferred Stock of VirtualScopics, Inc. (“Certificate of Designation”), shall be amended by deleting Section 5 therein in its entirety and replacing it with the following new Section 5:

Section 5. Voting Rights. Except as otherwise required by law, the Holder shall be entitled to vote on all matters submitted to a vote of the holders of the Common Stock and shall have such number of votes (subject to the Beneficial Ownership Limitations) equal to (a) the Stated Value of such shares divided by (b) $1.23 (with such price in subsection (b) subject to equitable adjustments for stock splits, stock dividends or rights offerings by the Corporation relating to the Corporation's securities, combinations, recapitalization, reclassifications, extraordinary distributions and similar events), at the record date for the determination of holders of Common Stock entitled to vote on such matters or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited. Except as otherwise required by law or provided in or permitted by Section 19, hereof, and in the Certificate of Designations, Powers, Preferences and Other Rights and Qualifications of Series A Convertible Preferred Stock, the holders of shares of Series B Preferred Stock, Series A Convertible Preferred Stock and Common Stock shall vote together as a single class, and not as separate classes. Except as otherwise provided herein, in the event that the holders of the Series B Preferred Stock are required or permitted to vote as a class, the approval (by vote or written consent) of holders of not less than a majority of the outstanding shares of Series B Preferred Stock shall be required to approve each such matter to be voted upon, and if any matter is approved by such requisite percentage of holders of Series B Preferred Stock, such matter shall bind all holders of Series B Preferred Stock.

2. That a resolution was duly adopted by unanimous written consent by the Board of Directors of the Corporation, pursuant to Sections 141 and 242 of the General Corporation Law of the State of Delaware, setting forth the above-mentioned amendment to the Certificate of Designation and declaring said amendment to be advisable. The stockholders of the Corporation duly approved said proposed amendment by written consents of the stockholders of the Corporation, including at least two-thirds (2/3) of the outstanding shares of Series B Convertible Preferred Stock, in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Certificate of Designation to be signed by its authorized officer this 26th day of November, 2007.

By:	/s/ Molly Henderson
Name: Molly Henderson
Title: Chief Financial Officer